UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-30248

JACKSONVILLE BANCORP, INC.

(Exact name of registrant as specified in its charter)

100 North Laura Street, Suite 1000

Jacksonville, Florida 32202

(904) 421-3040

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule l 5d-6	☐
Rule l 5d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:          0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Jacksonville Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 21, 2016	AMERIS BANCORP, as successor by merger to Jacksonville Bancorp, Inc.
		By:	/s/ Dennis J. Zember Jr.
		Name:	Dennis J. Zember Jr.
		Title:	Executive Vice President and Chief Financial Officer